UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


             ( ) Check this box if no longer subject to Section 16

        Form 4 or Form 5 obligations may continue. See Instructions 1(b)



1. Name and Address of Reporting Person
   Mark Rogers
   C/O Cytation.com Incorporated
   809 Aquidneck Avenue
   Middletown, RI  02842
   US


2. Issuer Name and Ticker or Trading Symbol

   Cytation.com Incorporated

   OTC:BB "CYTA"

3. IRS or Social Security Number of Reporting Person (Voluntary)

   N/A

4. Statement for Month/Year

   April 19, 1999


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other

   (specify below)

   Director


7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

__________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
__________________________________________________________________________________________________________________________________
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |      |7.Nature of Indirect
                           | Transaction |  or Disposed of (D)              |  Securities       |6.Dir |  Beneficial Ownership
                           |      |      |                                  |  Beneficially     |ect   |
                           |      |    | |                  |   |           |  Owned at End     |(D)or |
                           |      |    | |                  | A/|           |  of Issuer's      |Indir |
                           | Date |Code|V|    Amount        | D |    Price  |  Fiscal Year      |ect(I)|
__________________________________________________________________________________________________________________________________
COMMON STOCK (voting)      |03/31/|J/K | |     144,125***   |A  |    N/A    |  N/A              |D     |N/A
                           |99    |    | |                  |   |           |                   |      |
----------------------------------------------------------------------------------------------------------------------------------
__________________________________________________________________________________________________________________________________
__________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|
___________________________________________________________________________________________________________________________________
                                                                                                                      <C
                      |        |     |    | |           |   |     |     |            |       |       |            |   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |
-----------------------------------------------------------------------------------------------------------------------------------
                      |        |     |    | |           |   |     |     |            |       |       |            |   |
___________________________________________________________________________________________________________________________________

Explanation of Responses


*** These shares were acquired in a transaction of equity swap.

    On April 4, 1999, Cytation.com Incorporated (the "Registrant") finalized a Plan of Merger with Cytation Corporation, a Rhode Island corporation (hereinafter referred to as "Disappearing Corporation"). The Disappearing Corporation's Operations, Business Plan, Articles of Incorporation, Bylaws, Financial Statements, Board of Directors and Officers became that of the Registrant.

    Pursuant to Section 615 and 904 of the Business Corporation Law of New York and the provisions of the Rhode Island General Laws (R.I.G.L. 7-1.1-27, 7-1.1-30.3, 7-1.1-65, 7-1.1-67, 7-1.1-67, 7-1.1-68 and 7-1.1-74, et seq., as
amended) the Registrant and the Disappearing Corporation adopted Articles of Merger.

    The Registrant, a corporation organized and existing under the laws of the State of New York, and the Disappearing Corporation, a corporation organized and existing under the laws of the State of Rhode Island, agreed that the Disappearing Corporation be merged into the Registrant. The terms and conditions of the merger and the mode of carrying the same into effect are incorporated herein by reference and set forth in said Articles of Merger at Exhibit 2.1 of Form 8-K/A, filed on April 2, 1999 with the Securities and Exchange Commission ("SEC").

    The Registrant has survived and continues under the name of CYTATION.COM INCORPORATED. The total number of shares of stock of all classes which the Registrant has authority to issue is one hundred million (100,000,000) shares of Common Stock (hereinafter referred to as the "Common Stock") and ten million (10,000,000) shares of Preferred Stock (hereinafter referred to as the "Preferred Stock").

    The Plan of Merger, incorporated herein by reference and set forth at
Exhibit 2.2 of Form 8-K/A, filed on April 2, 1999 with the SEC, was duly adopted by the Boards of Directors of the respective corporations on January 25, 1999, and approved by the Shareholders of the Disappearing Corporation on February 11, 1999, in the manner prescribed by Sections 7-1.1-27, 7-1.1-30.3, 7-1.1-65, 7-1.1-67, 7-1.1-67, 7-1.1-68 and 7-1.1-74, et seq., as
amended of the General Laws of Rhode Island. The number of shares voted for the Plan of Merger was, with respect to each corporation, sufficient for approval as set forth below.

    The number of shares of the Disappearing Corporation outstanding at the time of such adoption was 1,231,493, and the number of Shares entitled to vote thereon was 1,231,493. The Registrant issued 7,099,577 additional, restricted Shares to the Shareholders of the Disappearing Corporation, representing the fully diluted ownership in the Registrant by such Shareholders of the Disappearing Corporation.


-----------------------------

SIGNATURE OF REPORTING PERSON

/s/ Mark Rogers

DATE

April 19, 1999